EXHIBIT 99.1

Allied Gold Reports Resource Growth and Mine Life Extension Potential from Exploration Program as the Kurmuk Mine Completes Commissioning and Begins Operations

TORONTO, Oct. 06, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (TSX: AAUC, NYSE: AAUC) (“Allied” or the “Company”) is pleased to provide an update on exploration at the Kurmuk Mine in western Ethiopia, highlighting exploration progress and the expansion of the mineralized zones within this highly prospective 30 km by 50 km gold camp. As commissioning and the start of operations at its Kurmuk Mine advance, with first ore to the grinding circuit expected imminently and first gold expected shortly thereafter, the Company is now focused on extending mine life and identifying additional higher-grade ore zones.

Exploration has initially focused on extensions to the two initial open pits, Ashashire and Dish Mountain, and on advancing nearby targets that could become additional mining areas providing further operational flexibility.

The Kurmuk Mine is planned as a conventional open-pit and agitated leaching operation with a life-of-mine production of at least 240,000 gold ounces per year, averaging approximately 300,000 ounces per year in the initial four years.

Highlights(*)

  Ashashire: hole ASDD227 returned 13.86 m at 10.07 g/t Au, 13.77 m at 9.15 g/t Au and 9.22 m at 8.48 g/t Au from the central core of the deposit. The deposit remains open down-dip below 425 m, and recent grades and widths support the potential to define an underground Mineral Resource.
  Dish Mountain: drilling returned extensions to known lenses, including 16.1 m at 2.9 g/t Au and 14.4 m at 3.4 g/t Au in hole DMDD788. The deposit remains open laterally and down-dip beyond approximately 300 m.
  Hiccup Hill: Resource modelling is progressing at Hiccup Hill, a high-grade zone located on the Tsenge Trend, and 7.5 km south of the plant. As the Kurmuk Mine initially takes advantage of higher-grade mining phases at Ashashire and Dish Mountain, thereby driving higher production in the initial years, an exploration objective has been to find and develop additional sources of higher-grade material to sustain higher production levels for longer. Hiccup Hill represents a potential source of such higher-grade material and is the most advanced among similar high-grade targets along the Tsenge Trend.
  Tsenge Trend: drilling results indicate that high-grade zones appear to repeat along its 9 km long trend, with 80.09 m at 1.53 g/t Au at Kiftet (TSDD052), 10.27 m at 3.78 g/t Au at Setota (TSDD066) and 9.0 m at 4.23 g/t Au at Bumblebee (TSRC006). An initial Mineral Resource estimate for Kiftet and Hiccup Hill is expected by the first half of 2027, along with exploration activities to confirm and  extend the other high-grade zones along the trend.
  Regional targets: drilling at Urchin, adjacent to the Ashashire haul road, returned 3.0 m at 18.52 g/t Au demonstrating the potential in the system to produce high-grade mineralization. A field review is planned for the fourth quarter at Agu and Ahushu, neither of which has been drill-tested previously but both show strong surface mineralization and prospectivity.

___________________________
* Intercepts in this release are reported as drilled lengths at a 0.3 g/t Au cut-off. Estimated true widths vary from 60% to 95% of drilled length, except for the Dul Mountain intercepts, where estimated true widths are unknown, and as otherwise stated for the Western Prospects.

Dish Mountain and Ashashire Growth

Exploration in 2026 has delivered down-dip and strike extensions to the mineralized zones at the Dish Mountain and Ashashire open pits, confirming the potential to expand the current Proven and Probable Mineral Reserves(1) of 2.7 million ounces. Dish Mountain continues to demonstrate incremental resource growth potential, with recent drilling successfully extending known gold-bearing zones and identifying favourable geological targets. The 1,600 m by 500 m deposit remains open at depth and laterally, offering opportunities to further expand the mineralized footprint and pit limits. Ashashire continues to deliver exceptional high-grade gold results, including 13.86 m at 10.07 g/t Au, with higher-grade mineralization extending approximately 750 m along strike below the current pit extents. The deposit remains open at depth and along strike, offering significant exploration upside and strong potential for both open-pit expansions and an underground Mineral Resource. Ongoing drilling and next year’s resource update position both Dish and Ashashire as contributors to future Mineral Resource growth and value creation.

High-grade Zones along the Tsenge Trend

The 9 km Tsenge Trend, which is significantly longer in strike length than either Ashashire or Dish Mountain, is emerging as a significant growth opportunity, with multiple high-grade gold discoveries highlighting substantial resource potential (see Figure 1). As the Kurmuk Mine initially takes advantage of higher-grade mining phases at Ashashire and Dish Mountain, thereby driving higher production in the initial years, these new high-grade zones are aligned with the exploration objective of finding and developing additional sources of higher-grade material to sustain higher production levels for longer. Resource modelling is progressing at the high-grade Hiccup Hill zone, the most advanced among similar high-grade targets along the Tsenge Trend, while positive results at Kiftet, Setota and Bumblebee point to multiple high-grade zones along Tsenge, thereby providing good potential for meaningful additional upside and operational flexibility to help sustain a long-term production profile of 300,000 ounces per year. An initial Mineral Resource estimate for Kiftet and Hiccup Hill is expected by the first half of 2027, along with exploration activities to confirm and extend the other high-grade zones along the trend.

Figure 1: Kurmuk Plan Map

Villages
Site Access Road
Roads
Asphalt Road
Kurmuk Gold Mine Pit outlines
ETH Prospects – Soil Anomaly >50 ppb Au
640000
Northern prospect
Exploration Camp
Mining Camp
Dish Mountain Gold Deposit
1176000
Southern Prospects
Western prospects
Tsenge Camp
Tsenge prospects
1170000
Hor Azahab
Power Line
Urchin prospect
Ashashire Gold Deposit
1164000
Agu prospect
Ahushu prospect
Dul
Dul Mountain prospect
1158000
0
2
4 km
allied GOLD

Regional Exploration

During 2026, the Company began advancing work at regional targets at its Kurmuk Mine, obtaining encouraging high-grade results at Urchin and the Western Prospects, while other large, underexplored gold anomalies at Agu, Ahushu and Dul Mountain are planned to be advanced progressively starting in late 2026. Allied believes these targets are highly prospective, and the upcoming work provides opportunities to potentially define material new deposits within trucking distance to the processing plant, expanding the resource base which could potentially support additional mill feed; extend mine life; and support long-term strategic production targets.

Outlook

The focus for exploration at the Kurmuk Mine is evolving from deposit-scale zone definition and extension to nearby priority targets such as Tsenge, which are demonstrating near-term, higher-grade resource discovery potential. Going forward, exploration will continue to prioritize these near-term opportunities with increasing sequential focus on new targets, including Agu, Ahushu and Dul Mountain, along with continued evaluation of Urchin and Western Prospects. While advancing these exploration targets, initial drill target development data will be collected over the new Azali and Agazen targets located in the southern and northern portions of the property (see Figure 10 for location), respectively, and over the eastern half of the property, where limited exploration has been carried out.

Technical Discussion

Since October 2025, 149 holes totalling 28,003 m of drilling have been completed, with a focus on extending known zones at depth and along strike and on exploring new targets. Results are presented below for Dish Mountain and Ashashire, the Tsenge Trend and the regional targets shown in Figure 1.

Dish Mountain and Ashashire Extensions

At both Dish Mountain and Ashashire, drilling continues to intersect lateral and vertical extensions of the deposits, with the limits of the mineralized systems remaining open supporting the potential to expand the current pit limits and define an underground resource, particularly at Ashashire. Drilling continues at the south end of Ashashire and, at Dish Mountain, along the southwest side of the deposit and at deposit-proximal targets.

Dish Mountain

  Dish Mountain is a 1,600 m by 500 m, multi-lens deposit that remains open down-dip beyond approximately 300 m and laterally.
  Drilling in 2026 returned extensions to known lenses and provided insight into which geological units are preferential hosts for gold mineralization.
  Incremental additions to current Mineral Resources are expected. Figure 2 shows the recent intercepts at Dish Mountain and its simplified geology, and Figure 3 shows a reference section.
  Selected new drill highlights are presented in the table below.
Prospect	Hole ID	From (m)	To (m)	Length (m)	Au (g/t)
Dish Mountain	DMDD788	265.8	280.3	14.4	3.4
Dish Mountain	DMDD788	195.6	211.7	16.1	2.9
Dish Mountain	DMDD779	44.72	52.75	8.03	5.4
Dish Mountain	DMDD778	235.0	245.8	10.8	3.1
Dish Mountain	DMDD788	126.6	145.4	18.8	1.5
Dish Mountain	DMDD780	140.4	146.6	6.23	4.5
Dish Mountain	DMDD777	316.3	326.0	9.69	2.5

Figure 2: Dish Mountain Geology and 2026 Drilling

DMDD782
3.40m @ 5.84g/t Au from 204.91m
3.05m @ 2.47g/t Au from 349.00m
DMDD785
5.52m @ 3.20g/t Au from 147.16m
5.14m @ 1.89g/t Au from 346.91m
DMDD778
1.50m @ 9.41g/t Au from 194.50m
10.78m @ 3.16g/t Au from 235.05m
DMDD790
5.09m @ 2.45g/t Au from 201.56m
4.48m @ 3.40g/t Au from 257.00m
DMDD777
9.69m @ 2.57g/t Au from 316.31m
DMDD788
18.80m @ 1.50g/t Au from 126.66m
16.16m @ 2.99g/t Au from 195.60m
14.47m @ 3.44g/t Au from 265.85m
DMDD781
2.60m @ 6.56g/t Au from 14.00m
A
A'
Processing Plant
Legend
Felsic
Intermidate
Meta-Volcanic
Meta-Sediment
Carbonate-Sedment
Dish reserve pit
Dish Reserve
Surface Min Interp
Dish Before 2026
DD
RC
Dish2026
DD
RC
Soil Assays_Au PPB
20 - 50
50 - 100
100 - 500
>500
allied GOLD
Ashashire
2026 Drilling Highlight
Projection: WGS84 UTM 36N
Licence: MOM\LSML\\1732\2021
653700
654000
654300
654600
654900
655200
655500
655800
656100
656400
1178400
1178100
1177800
1177500
1177200
1176900
1176600

Figure 3: Dish Mountain Reference Section

A
A'
DMDD644
15.76m @ 7.87g/t Au from 93.93m
DMDD424
14.05m @ 11.13g/t Au from 17.35m
DMDD788
18.80m @ 1.50g/t Au from 126.66m
DMDD788
16.16m @ 2.99g/t Au from 195.60m
DMDD788
14.47m @ 3.44g/t Au from 265.85m
DMDD402
15.00m @ 1.76g/t Au from 323.00m
8.00m @ 2.96g/t Au from 342.00m
DMDD771
10.23m @ 1.76g/t Au from 279.86m
7.43m @ 1.64g/t Au from 295.75m
DMRC328
DMTR015
DMTR001
DMDD773
DMDD781
DMDD388
DMDD421
DMDD448
DMDD401
DMDD478
1,100m
1,050m
1,000m
750m
600m
allied GOLD
Kurmuk Project
Ethiopia
Lithology
Felsics
Mafics
Sediments
Chemical Sediments
Ultramafics
Lamprophyre
Graphitic Schist
g/t Au
0.3 to 0.5
0.5 to 1.0
1.0 to 3.0
3.0 to 5.0
>= 5.0
Lode Interp
Dish Lode Interp
Optimised Pits
Resource
Reserve
By: SMT
Scale
1 : 2500
Section Width
+ 20 & -20
Plot Date
01-Oct-2026
0 50m
Dish
Cross Section
AZI 35° (Facing NE)
Section
8340

Ashashire

  Ashashire is a 1,300 m by up to 170 m wide collection of mineralized lenses that remains open down-dip below 425 m depth and, to a lesser extent, along strike. To date, Ashashire has returned more higher-grade intercepts than the other exploration targets on the property.
  Hole ASDD227 returned three exceptional intercepts from the central core of the deposit: 13.86 m at 10.07 g/t Au, 13.77 m at 9.15 g/t Au and 9.22 m at 8.48 g/t Au. Adjacent holes suggest that higher gold grades can be traced for approximately 750 m along strike (Figures 4 and 5).
  The grades and widths returned support the potential to define pit expansions or an underground Mineral Resource.
  Flat-plunging hydrothermal breccias that contain higher-than-average gold grades have been modelled. Locally strong potassic alteration and elevated levels of tellurium, silver and molybdenum are noted, suggesting a potential magmatic source for the gold mineralization and a style of mineralization that has not previously been explored or recognized at Kurmuk.
  Recent holes targeting the depth extent of the deposit intersected mineralization where expected, with an updated Mineral Resource expected in 2027. Current holes are testing for extensions of the deposit to the south. A summary of recent drill composite highlights is presented in the table below.

Prospect	Hole ID	From (m)	To (m)	Length (m)	Au (g/t)
Ashashire	ASDD227	379.00	392.86	13.86	10.07
Ashashire	ASDD227	395.00	408.77	13.77	9.15
Ashashire	ASDD227	323.07	332.29	9.22	8.48
Ashashire	ASDD248	406.13	421.33	15.20	4.58
Ashashire	ASDD228	315.40	327.94	12.54	4.40
Ashashire	ASDD231	282.45	287.53	5.08	9.78
Ashashire	ASDD231	237.60	261.35	23.75	1.82
Ashashire	ASDD245	301.73	308.76	7.03	5.74
Ashashire	ASDD244	254.72	264.46	9.74	4.04
Ashashire	ASDD236	294.30	298.83	4.53	8.48
Ashashire	ASDD232	402.09	405.00	2.91	12.28
Ashashire	ASDD235	324.81	333.83	9.02	3.89
Ashashire	ASDD245	386.65	398.70	12.05	2.83

Figure 4: Ashashire Plan View, Recent Results

654300
654600
654900
655200
655500
655800
656100
656400
656700
1167300
1167000
1166700
1166400
1166100
1165800
ASDD244
9.74m @ 4.04g/t Au from 254.72m
5.20m @ 5.44g/t Au from 268.16m
ASDD235
9.02m @ 3.89g/t Au from 324.81m
16.24m @ 1.14g/t Au from 385.76m
9.00m @ 2.19g/t Au from 410.00m
Ashashire
A
A'
ASDD231
23.75m @ 1.82g/t Au from 237.60m
5.08m @ 9.78g/t Au from 282.45m
ASDD227
13.77m @ 9.15g/t Au from 395.00m
9.22m @ 8.48g/t Au from 323.07m
13.86m @ 10.07g/t Au from 379.00m
ASDD228
12.54m @ 4.40g/t Au from 315.40m
ASDD242
12.45m @ 0.94g/t Au from 313.29m
1.54m @ 4.89g/t Au from 333.10m
Legend
Felsic
Intermidate
Meta-Volcanic
Meta-Sediment
Carbonate-Sedment
Reserve pit
Reserve Pit
Surface Min Interp
Ashi RC
Completed
Ash DD
CP
DD
allied GOLD
Ashashire
2026 Drilling Highlight
Projection: WGS84 UTM 36N
Licence: MOM\LSML\\1732\2021

Figure 5: Ashashire Cross-section

A
A'
DA_ASDD017
ASDD112
DA_ASDD016
ASDD084
ASDD056
ASDD164
ASDD140
ASRCDD026
ASDD227
1,050m
1,000m
950m
DA-ASDD016
12.32m @ 3.37g/t Au from 3.80m
DA-ASDD016
15.36m @ 4.77g/t Au from 27.00m
ASDD056
12.16m @ 2.03g/t Au from 86.04m
DA-ASDD017
4.78m @ 5.93g/t Au from 255.22m
22.44m @ 5.55g/t Au from 269.56m
ASDD227
9.22m @ 8.48g/t Au from 323.07m
ASDD227
13.86m @ 10.07g/t Au from 379.00m
13.77m @ 9.15g/t Au from 395.00m
Section Locator Index
allied GOLD
Kurmuk Project
Ethiopia
Lithology
Felsics
Mafics
Intermediates
Sediments
Chemical Sediments
Ultramafics
Lamprophyre
Graphitic Schist
g/t Au
0.3 to 0.5
0.5 to 1.0
1.0 to 3.0
3.0 to 5.0
>= 5.0
Lode Interp
Ashi Lode Interp
Optimised Pits
Resource
Reserve
Mineralized Zone
1
2
3
By: SMT
Scale
1 : 2500
Section Width
+ 20 & -20
Plot Date
30-Sep-2026
0 50m
Ashashire
Cross Section
AZI 290° (Facing NW)
Section
7480

Tsenge Trend – High-Grade Zones Being Defined

The Tsenge Trend is a 9 km long gold-in-soil anomaly (Figure 6). Drilling and modelling to date indicate that high-grade zones appear to repeat along the trend. Hiccup Hill, at the south end of the trend, is the most advanced of these zones, with additional strong mineralization identified immediately to the north at Kiftet and Setota and, most recently, at Bumblebee.

Figure 6: Tsenge Trend, Southern Half, Drill and Trench Highlights

658000
660000
1174000
1172000
1170000
TSCH052
11.00m @ 0.69g/t Au from 0.0m
13.00m @ 0.52g/t Au from 303.0m
7.00m @ 1.03g/t Au from 357.0m
7.00m @ 0.97g/t Au from 386.0m
TSRC007
4.00m @ 1.29g/t Au from 82m
TSRC006
9.00m @ 4.23g/t Au from 101m
7.00m @ 1.90g/t Au from 122m
TSCH065
5.00m @ 0.89g/t Au from 13.0m
6.30m @ 0.63g/t Au from 71.7m
5.00m @ 0.70g/t Au from 93.0m
TSCH035
13.00m @ 0.90g/t Au from 160.0m
4.00m @ 1.87g/t Au from 181.0m
4.00m @ 1.13g/t Au from 196.0m
Bumblebee
TSRC005
23.00m @ 0.87g/t Au from 11m
4.00m @ 1.35g/t Au from 95m
TSCH064
5.25m @ 2.51g/t Au from 0m
Porcupine
TSRC004
3.00m @ 3.83g/t Au from 63m
13.00m @ 0.52g/t Au from 133m
TSCH040
19.00m @ 1.02g/t Au from 2.0m
13.00m @ 5.02g/t Au from 116.0m
Pumbaa
Setota
Kiftet
Hiccup Hill
TSCH059
6.00m @ 2.75g/t Au from 60.00m
0 500 1,000 1,500 2,000 m
ETH Geology Compilation 2025
Felsic
Meta-Volcanics
Meta-Sediment
Carbonate-Sediment
Ultramafic
Intermediate
TS RC Drilling
RC
Drill Trace
Tsenge Channel and Trench
Tsenge Surface Min
allied GOLD
Tsenge
Channel and RC Drilling
29/09/25

  Hiccup Hill: Resource modelling is progressing at the high-grade Hiccup Hill area, which is located 7.5 km south of the plant. Recent intercepts include 6.8 m at 7.46 g/t Au (TSDD050) and 8.12 m at 4.21 g/t Au (TSDD047). Drilling continues with the goal of expanding this mineralized zone to the northeast, towards Kiftet and Setota (Figure 7).

Figure 7: Hiccup Hill, Kiftet and Setota Detail Plan Map

TSDD053
11.41m @ 1.43g/t Au from 249.87m
TSDD052
10.26m @ 1.87g/t Au from 220.74m
27.60m @ 1.32g/t Au from 240.40m
6.72m @ 6.75g/t Au from 270.08m
80.09m @ 1.53g/t Au from 137.26m
TSDD066
40.50m @ 1.17g/t Au from 137.10m
10.27m @ 3.78g/t Au from 180.73m
1.28m @ 69.77g/t Au from 230.29m
B
Setota
B'
A
A'
TSDD047
8.12m @ 4.21g/t Au from 186.73m
5.50m @ 3.16g/t Au from 202.00m
TSDD060
19.99m @ 1.15g/t Au from 153.30m
Kiftet
TSDD063
6.41m @ 3.94g/t Au from 4.09m
Hiccup Hill
TSDD054
5.80m @ 3.86g/t Au from 47.90m
TSDD056
2.91m @ 2.43g/t Au from 43.61m
2.16m @ 4.18g/t Au from 94.58m
TSDD050
5.45m @ 2.02g/t Au from 77.00m
6.80m @ 7.46g/t Au from 122.68m
TSDD045
1.03m @ 12.90g/t Au from 61.51m
3.84m @ 2.97g/t Au from 124.96m
100 0 100 200 m
Legend
Felsic
Meta-Volcanic
Meta-Sediment
Carbonate-Sediment
Ultramafic
Intermediate
TS 2026 Drilling
DD
Drill Trace
Tsenge Surface Min
allied GOLD
Tsenge
Hiccup Hill, Kiftet and Setota
DD Drilling Highlights
29/09/25

  Kiftet: the next high-grade target identified lies immediately northeast of Hiccup Hill. Hole TSDD052 returned 80.09 m at 1.53 g/t Au, 27.60 m at 1.32 g/t Au and 6.72 m at 6.75 g/t Au (Figure 8). Five more holes, with a sixth in progress, have been drilled to define the strike and up-dip extent of this zone. The higher-grade portion of this zone has a strike length of up to 120 m with the zone traceable for approximately 300 m. A Mineral Resource for Kiftet and Hiccup Hill is expected to be completed by the first half of 2027.

Figure 8: Kiftet Zone Summary Section

B
B'
TSDD024
TSDD069
TSCH069
TSDD068
TSDD052
TSDD067
TSCH0367
TSDD068 and TSDD069 Assays pending
TSDD067 Assays pending
TSDD052 6.96m @ 1.22g/t Au
TSDD052 80.09m @ 1.53g/t Au
TSDD052 27.60m @ 1.32g/t Au 6.72m @ 6.75g/t Au
1,150m
1,100m
1,050m
1,000m
950m
900m
850m
800m
750m
Kurmuk Project Ethiopia
Lithology
Felsics
Mafics
Intermediates
Chemical Sediments
Ultramafics
Lamprophyre
Graphitic Schist
g/t Au
0.3 to 0.5
0.5 to 1.0
1.0 to 3.0
3.0 to 5.0
>= 5.0
Tsenge Load
By: SMT
Scale 1 : 2000
Section Width + 20 & -20
Plot Date 02-Oct-2026
0 25m
Tsenge Cross Section Facing NE
Section 1400mN

  Setota: a new, high-grade zone of mineralization was intersected in hole TSDD066, which returned 40.50 m at 1.17 g/t Au, 10.27 m at 3.78 g/t Au and 1.28 m at 69.77 g/t Au (Figure 9). The mineralization style in this hole is similar to that observed at Kiftet, although the relationship between the two zones remains to be determined. This hole was an 80 m southwest step-up from a previously reported intercept of 10.49 m at 1.85 g/t Au. Setota is an approximately 500 m long zone with locally higher grades and greater widths.

Figure 9: Setota Summary Section

A
A'
TSDD066
13.35m @ 0.59g/t Au
TSDD012
29.79m @ 0.61g/t Au
16.48m @ 0.65g/t Au
17.72m @ 0.70g/t Au
TSDD012
19.95m @
1.10g/t Au
TSDD066
40.50M @ 1.17g/t Au
TSDD009
11.67m @ 0.91g/t Au
TSDD066
10.27m @ 3.78g/t Au
TSDD066
1.28m @ 69.77g/t Au
TSDD066
5.12m @ 1.17g/t Au
6.72m @ 0.61g/t Au
TSDD009
7.63m @ 0.73g/t Au
TSDD009
6.72m @ 0.61g/t Au
TSDD066
TSDD012
TSDD019
TSDD009
TSCH049
TSCH007
TSCH062
TSCH017
TSCH061
TSCH030
TSCH005
TSCH001
TSCH023
1,200m
1,150m
1,100m
1,050m
1,000m
950m
900m
850m
800m
750m
Kurmuk Project
Ethiopia
Lithology
Felsics
Mafics
Intermediates
Chemical Sediments
Ultramafics
Lamprophyre
Graphitic Schist
g/t Au
0.3 to 0.5
0.5 to 1.0
1.0 to 3.0
3.0 to 5.0
>= 5.0
Tsenge Load
By: SMT
Scale
1 : 2000
Section Width
+ 20 & -20
Plot Date
02-Oct-2026
0 25m
Tsenge
Cross Section
Facing NE
Section
2080mN

  Bumblebee: a new zone of stronger gold mineralization approximately 3.5 km northeast of Hiccup Hill, where hole TSRC006 returned 9.0 m at 4.23 g/t Au. Follow-up drilling has commenced.
  Ongoing work: follow-up drilling is being carried out at Setota and Bumblebee Hill. Drilling is focused both on the definition of zones of better mineralization and on continued reverse circulation step-out and infill drilling along the trend. To date, 24 RC holes have been completed, with assays presented for 13 holes. Gold mineralization was intersected in 11 of the 13 holes returned to date.
  Select Tsenge Trend drill hole composites are presented in the following table.

Prospect	Hole ID	From (m)	To (m)	Length (m)	Au (g/t)
Tsenge – Hiccup Hill	TSDD050	122.68	129.48	6.80	7.46
Tsenge – Hiccup Hill	TSDD047	186.73	194.85	8.12	4.21
Tsenge – Kiftet	TSDD052	137.26	217.35	80.09	1.53
Tsenge – Kiftet	TSDD052	240.40	268.00	27.60	1.32
Tsenge – Kiftet	TSDD052	270.08	276.80	6.72	6.75
Tsenge – Setota	TSDD066	137.10	177.60	40.50	1.17
Tsenge – Setota	TSDD066	180.73	191.00	10.27	3.78
Tsenge – Setota	TSDD066	230.29	231.57	1.28	69.77
Tsenge – Bumblebee	TSRC006	101.00	110.00	9.00	4.23

Other Targets – Regional Exploration

Exploration in 2027 will continue to expand outward from the core deposits to known targets across the property (Figures 1 and 10), with the support of an airborne magnetic survey, permission pending, planned for the fourth quarter of 2026.

Figure 10: Kurmuk Property Soil and Stream Sediment Compilation

640000
660000
680000
700000
Western Prospects
DMRC316
25m @1.97g/t Au
Dish
(M&I) 35.64 Mt @1.32g/t Au
1.5Moz Au
Northern Prospects
DMDD557
5.38m @ 5.58g/t Au
Agazen
Abetselo
ABRC024
15.00m @ 1.11g/t Au
Ashashire
(M&I) 30.06 Mt @1.77g/t Au
1.71Moz Au
Urchin
ASRC046
5m @3.47g/t Au
Tsenge
TSDD041
16.36m @13.06g/t Au
Agu
2022 Rock chip
3.37g/t Au
Ahushu
2022 Rock chip
13.15g/t Au
Dul
DUCH001
18m @4.87g/t Au
Azale
1180000
1160000
Legend
Stream Sediment
21 - 50 ppb Au
51 - 100 ppb Au
101 - 400 ppb Au
>400 ppb Au
Soil
21 - 50 ppb Au
51 - 100 ppb Au
101 - 400 ppb Au
>400 ppb Au
Rock Chip
21 - 50 ppb Au
51 - 100 ppb Au
101 - 400 ppb Au
>400 ppb Au
Pit Design
Dul Ashashire Licence
Abetselo_Licence
Kurmuk Mining Licence
Mestefinfin_Licence
0
5
10 km

  Urchin: located 2 km west of Ashashire, adjacent to the Ashashire haul road. Prospecting, soil sampling, and trenching had outlined a 400-metre-long target that returned up to 9.0 metres at 5.29 g/t Au in trenches. A 2026 drill program of 10 shallow holes totalling 1,102 metres returned best intercepts of 3.0 m at 18.52 g/t Au and 5 m at 3.96 g/t Au from a shallow, east-dipping zone (Figure 11).

Figure 11: Urchin Compilation Plan

652500
653000
653500
1166500
1166000
ASRC35
3.00m @ 4.52g/t Au
URTR13
1.00m @ 3.32g/t Au
URTR04
4.00m @ 2.41g/t Au
ASRC044
5.00m @ 1.92g/t Au from 86.00m
5.00m @ 3.96g/t Au from 103.00m
ASRC43
6.00m @ 0.94g/t Au
Urchin
ASRC34
12.00m @ 1.14g/t Au
ASRC046
3.00m @ 18.52g/t Au from 76.00m
URTR09
4.00m @ 10.88g/t Au
3.00m @ 2.06g/t Au
1.00m @ 2.26g/t Au
1.00m @ 7.23g/t Au
URTR02
3.00m @ 1.24g/t Au
URTR08
1.00m @ 13.35g/t Au
1.00m @ 2.41g/t Au
URTR14
4.00m @ 1.49g/t Au
URTR05
5.00m @ 3.64g/t Au
Legend
DD Drill Collar
Trench
Lithology
Felsic
Intermidate
Mafic
Chemical Sedment
Legend
Soil Assays
0 - 20
20 - 50
50 - 100
100 - 500
500 - 3257
Trench_Assay
0.3 - 0.5
0.5 - 1
1 - 2
2-5
5 - 18.85
allied
GOLD
Urchin Drilling and Trench
Highlight 2026

  Western Prospects: three target areas located 1.5 to 3.5 km west of Dish Mountain, the longest with a soil anomaly of approximately 2.5 km. Scout drill testing at the southern portion of the three gold-mineralized trends comprised 25 holes totalling 3,005 m and returned generally narrow intercepts, with the best returning 25.0 m at 1.97 g/t Au (estimated true width 5 m, Figure 12).

Figure 12: Western Prospects Compilation Plan

Rock Chip
2.83g/t Au
DMRC170
1.00m @ 1.62g/t Au
Rock Chip
3.61g/t Au
DMTR169
1.00m @ 7.46g/t Au
Swordfish
Rock Chip
5.43g/t Au
Rock Chip
4.1g/t Au
DMTR113
3.00m @ 1.60g/t Au
3.00m @ 2.75g/t Au
Stingray
Squid
DMTR112
3.00m @ 1.56g/t Au
3.00m @ 5.86g/t Au
DMTR124
3.00m @ 8.22g/t Au
3.00m @ 2.50g/t Au
DMRC316
25.00m @ 1.97g/t Au
DMRC317
1.00m @ 2.30g/t Au
DMTR125
3.00m @ 1.78g/t Au
Legend
DD Drill Collar
Trench
Lithology
Fesic
Intermidate
Mafic
Ultra Mafic
Soil Assay
20 - 50
50 - 100
100 - 500
500 - 3257
Rock chip
0.2-0.5
0.5-1
1-5
>5
Legend
Kurmuk Mining_Licence_Boundary
allied GOLD
Dish Westeren prospect Drilling and Trench Highlight 2026
650000
650500
651000
651500
653000
653500
652000
1180000
1179500
1179000
1178500
1178000
1177500
1177000
1176500
1176000
1175500
1175000
1174500

  Agu and Ahushu: These targets represent 1.0 km to 1.5 km scale gold-in-soil anomalies of greater than 400 ppb gold, located 4 km south and southeast of the Ashashire Deposit. Shallow portions of both targets have been exploited by artisanal miners with neither having been drill-tested. Previous grab samples returned 13.15 g/t Au at Ahushu and 3.37 g/t Au at Agu.
  Dul Mountain: an open-ended gold-in-soil anomaly of greater than 100 ppb gold, measuring approximately 2.0 km by 3.0 km and centred 7 km south of the Ashashire Deposit. It has been tested by a few holes and trenches, with trench intercepts up to 18 m at 4.87 g/t Au. The anomaly covers a larger area than the combined Dish Mountain and Ashashire Deposits and is believed to be similarly prospective.
  Property scale: Very anomalous Au-in-silt values, with no follow-up to date, lie in the central, south and west portions of the property (Figure 10) with essentially no work completed to date on the eastern half of the property. Follow-up to these regional scale targets will commence in 2027.

Outlook and Next Steps

Gold mineralization requiring follow-up has been intersected at all targets drilled, namely Ashashire, Dish Mountain, Tsenge, Urchin and the Western Prospects. The near-term next steps of the program are summarized below:

  Scout and infill drilling along the Tsenge Trend is ongoing and likely to extend into 2027.
  Core and reverse circulation drilling is being carried out to test near-surface gold-bearing zones proximal to Dish Mountain.
  Drilling is being carried out along the proximal projected strike of the Ashashire trend, with a focus on untested gold-in-soil anomalies.
  Induced polarization geophysical surveys capable of imaging to a depth of 400 m are scheduled to start along the Tsenge Trend and over portions of the Ashashire Deposit in late 2026. At Tsenge, the goal is to define larger, stronger zones of sulphidation and quartz veining; at Ashashire, the goal is to define the system's extents and potentially identify extensions of the higher-grade portions.
  Follow-up drilling at Urchin, and trenching and follow-up drilling at the Western Prospects, are proposed for 2027.
  Exploration, including drill testing, is expected to be initiated at Agu and Ahushu in 2027, following an initial field review planned for October 2026.

The results to date and near-term planned activities demonstrate progress toward the Company's five-year exploration objectives for Kurmuk outlined in its November 2025 exploration update, including its objective of growing Mineral Resources to more than 5 Moz. The Company also continues to focus on identifying and developing higher-grade ore sources to increase operational flexibility, sustain higher production levels for longer and support its objective of extending mine life beyond 15 years.

Detailed Drill and Target Data

Detailed exploration results can be found via the following links.

  Drillhole collar table: link
  Trench centre table: link
  Trench intercept table: link
  Drilling intercept table: link

Qualified Person

All scientific and technical information in this press release has been reviewed and approved by Don Dudek, P.Geo., Chief Exploration Officer, who is a Qualified Person as defined under National Instrument 43-101.

End Notes

(1)	See Allied Gold’s Mineral Reserve and Mineral Resource estimates and accompanying notes at the end of this press release.

Sampling and QA/QC Procedures

All exploration work at Kurmuk follows industry-standard sampling, assay, and QA/QC protocols. RC samples are collected at one-metre intervals and split using a 75:25 riffle splitter. Diamond core is cut in half and sampled systematically. Quality control samples (certified reference materials, blanks, and field duplicates) are inserted at a ratio of 1:20. A significant amount of the assay sample preparation is carried out at site with overflow samples directed to an ALS sample prep site in Addis Ababa. Samples are ground to 85% passing 75 µm. Re-assays, of an entire batch of 10 to 20 samples, are required when standards return >3SD outside of the expected results and if blanks contain >10x the detection limit.

All assays are performed externally at ALS using a 50 g fire assay. Laboratories are audited annually and maintain high standards of analytical accuracy. Data management and validation are maintained through the Company’s Fusion database platform.

Historic Dul Mountain trenching and drilling were carried out by Golden Star. Golden Star’s work was carried out in the early to mid-1990s, and while referenced in this release, Allied has not validated the assay results, which are only presented herein as added support for the prospectivity of the target. Trenching and drilling carried out over the Western Prospects were completed by AME, and, as with the Golden Star assay results, Allied has not validated these results.

About Allied Gold Corporation

Allied is a Canadian-based gold producer with a significant growth profile and mineral endowment, operating a portfolio of three producing assets and development projects located in Côte d’Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and a proven track record of creating value, Allied is progressing through exploration, construction, and operational enhancements to become a mid-tier, next-generation gold producer in Africa, and ultimately, a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200, Toronto, ON M5J 2J3 Canada
Email: ir@alliedgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” including “future oriented financial information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to:

  the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
  the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;
  the Company’s expectations relating to the performance of its mineral properties;
  the estimation of Mineral Reserves and Mineral Resources;
  the timing and amount of estimated future production;
  the estimation of the life of mine of the Company’s projects;
  the timing and amount of estimated future capital and operating costs;
  the costs and timing of exploration and development activities;
  the Company’s expectations regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;
  the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;
  the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs;
  the Company’s expectations regarding the payment of any future dividends; and
  the Company’s aspirations to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources as defined in accordance with NI 43-101. United States readers are advised that while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. United States readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. United States readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in the disclosure requirements promulgated by SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2025 and March 31, 2026, and are estimated in accordance with the 2014 CIM Standards and 43-101. Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2025 and March 31, 2026 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

  are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
  reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;
  consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;
  include an allowance for mining dilution and ore loss.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 35% of Korali-Sud, 10.1% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Mineral Property	Qualified Person of Mineral Reserves	Qualified Person of Mineral Resources
Sadiola Mine	Esteban Chacon, Ing. Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Korali-Sud Mine	Esteban Chacon, Ing. Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Kurmuk Project	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo
Bonikro Mine	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo
Agbaou Mine	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2025, unless otherwise noted.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	37,164	1.17	1,400	104,664	1.61	5,411	141,827	1.49	6,811
Korali-Sud Mine	1,658	0.68	36	1,275	1.56	64	2,933	1.06	100
Kurmuk Project	7,893	1.28	324	56,057	1.32	2,382	63,950	1.32	2,706
Bonikro Mine*	6,511	0.88	182	25,754	1.32	1,095	32,266	1.23	1,278
Agbaou Mine*	3,046	1.12	110	6,904	1.34	297	9,950	1.27	407
Total Mineral Reserves	56,272	1.13	2,052	194,654	1.48	9,249	250,926	1.40	11,302

*Bonikro and Agbaou as of March 31, 2026

Notes:

  Mineral Reserves are stated effective as at December 31, 2025 or March 31, 2026 and estimated in accordance with CIM Standards and NI 43-101.
  Shown on a 100% basis.
  Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.
  Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023, the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

Sadiola Mine:

  A base gold price of $2,000/oz was used for the pit optimization, with the selected pit shells using values of $2,000/oz (revenue factor 1.0 for all oxides, north and satellite pits) and $1,700/oz (revenue factor 0.85) for the Sadiola Main fresh rock zone
  The cut-off grades used for Mineral Reserves reporting were informed by a $2,000/oz gold price and vary from 0.26 g/t to 0.69 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Kurmuk Project:

  A base gold price of $1,700/oz was used for the pit optimization, with the selected pit shells using values of $1,530/oz (revenue factor 0.90) for Dish Mountain and $1,300/oz (revenue factor 0.76) for Ashashire
  The cut-off grades used for Mineral Reserves reporting were informed by a $1,700/oz gold price and vary from 0.36 g/t to 0.49 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Bonikro Mine:

  A base gold price of $2,000/oz was used for the pit optimization (revenue factor 1.00)
  The cut-off grades vary from 0.46 to 0.57 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage
  A base gold price of $2,300/oz was used for the Mineral Reserves for the Oumé Deposit:
  Cut-off grades are considered minimum cut-off grades, calculated at 2000 US$/oz, ranging from 0.54 to 0.71 g/t across different ore types due to differences in recoveries, ore processing costs, and ore haulage

Agbaou Mine:

  A base gold price of $2,300/oz was used for the pit optimization (revenue factor 1.00)
  The cut-off grades vary from 0.37 to 0.48 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Mineral Resources (Measured, Indicated, Inferred)

The following table sets forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) for the Company’s mineral properties at December 31, 2025, unless otherwise noted.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	49,326	1.06	1,686	158,434	1.55	7,872	207,760	1.43	9,557
Korali-Sud Mine	2,117	0.68	46	5,863	1.11	209	7,980	1.00	256
Kurmuk Project	7,748	1.45	361	64,969	1.44	3,002	72,717	1.44	3,363
Bonikro Mine*	8,099	1.13	294	31,795	1.38	1,411	39,894	1.33	1,705
Agbaou Mine*	4,665	1.29	194	7,269	1.63	382	11,934	1.50	576
Total Mineral Resources (M&I)	71,955	1.11	2,581	269,330	1.50	12,876	340,285	1.41	15,457

*Bonikro and Agbaou as of March 31, 2026

The following table sets forth the Inferred Mineral Resource estimates for the Company’s mineral properties at December 31, 2025, unless otherwise noted.

	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	45,547	1.13	1,656
Korali-Sud Mine	1,209	1.66	65
Kurmuk Project	4,988	1.35	217
Bonikro Mine*	1,659	1.65	88
Agbaou Mine*	100	2.08	7
Total Mineral Resources (Inferred)	53,503	1.18	2,033

*Bonikro and Agbaou as of March 31, 2026

Notes:

  Mineral Resources are estimated in accordance with CIM Standards and NI 43-101.
  Shown on a 100% basis.
  Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  The Sadiola and Korali Sud Mineral Resource Estimates range from 0.23 to 0.58 g/t Au cut-off grade, constrained within an US$2,300/oz pit shell and depleted to December 31, 2025
  For Bonikro and Hire deposits, Mineral Resources were constrained to an optimized pit shell using a price assumption of US$2,300/oz gold. For the Oumé deposit, Mineral Resources were constrained to an optimized pit shell using a price assumption of US$2,400/oz gold. Cut-off grades varied by material type considering mining and processing costs, and open pit cut-off grades range from 0.37 to 0.48 g/t gold and depleted to March 31, 2026.
  For Agbaou Mineral Resources were constrained to an optimized pit shell using a price assumption of US$2,400/oz gold. Cut-off grades varied by material type considering mining and processing costs, and open pit cut-off grades range from 0.36 to 0.46 g/t gold and depleted to March 31, 2026.
  The Kurmuk Mineral Resource Estimates range from 0.37 to 0.49 g/t Au cut-off grade and constrained within an US$2,300/oz pit shell and depleted to December 31, 2025
  Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023 , the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

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https://www.globenewswire.com/NewsRoom/AttachmentNg/e26e634a-2fd4-4a19-bf0d-dd546ca309ea

https://www.globenewswire.com/NewsRoom/AttachmentNg/110d290a-d7b4-4685-81b4-69f22632eae2

https://www.globenewswire.com/NewsRoom/AttachmentNg/9073640f-eb9e-42e1-bc14-aa9b4786dd86

https://www.globenewswire.com/NewsRoom/AttachmentNg/be5d1a93-effa-48ed-b869-385f500b7241